[GRAPHIC OMITTED]


                              SONOMA VALLEY BANCORP
                               202 W. Napa Street
                            Sonoma, California 95476
                                 (707) 935-3200

                           SUPPLEMENT NUMBER 1 TO THE
         OFFER TO PURCHASE FOR CASH UP TO 100,000 SHARES OF COMMON STOCK
                     EACH AT A PURCHASE OF $35.00 PER SHARE

                     THE OFFER AND WITHDRAWAL RIGHTS EXPIRE
              AT 2:00 P.M., PACIFIC STANDARD TIME, ON MAY 14, 2004,
                          UNLESS THE OFFER IS EXTENDED.

     We, Sonoma Valley Bancorp, are providing this Supplement Number 1 to our offer to purchase up to 100,000 shares of our common stock. You should read this Supplement Number 1 and our Offer to Purchase dated April 6, 2004 before you make a decision. We invite our shareholders to tender up to 100,000 shares of our common stock, no par value, for purchase by us at a price of $35.00 per share in cash upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). All shares acquired in the Offer will be acquired at the same purchase price.

CAN I TENDER MY SHARES SUBJECT TO THE CONDITION THAT THE COMPANY MUST PURCHASE A MINIMUM NUMBER OF THE SHARES?

     You may tender shares subject to the condition that a specified minimum number of your shares be purchased. After the Offer expires, if more than 100,000 shares are properly tendered and not properly withdrawn and we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally, and not properly withdrawn. If the effect of this preliminary proration would be to reduce the number of shares to be purchased below the minimum number of shares that you requested to be purchases your tender will automatically be regarded as withdrawn. After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If we are able to purchase all of the remaining tendered shares and the number that we would purchase would be below 100,000 then, we will select by random lot enough of the conditional tenders that would otherwise have been deemed withdrawn to permit us to purchase 100,000 shares. Upon selection by lot, if any, we will limit our purchase in each case to the designated minimum number of shares to be purchased. All shares tendered and not purchased will be returned as soon as practicable after the Expiration Date without any expense to the shareholder.

WHAT IS THE ACCOUNTING TREATMENT OF THE OFFERING?

     The accounting for the repurchase of shares under this tender offer will result in the reduction of the Company's shareholders' equity, specifically common stock, of $3.5 million if all of the shares under this tender offer are repurchased.

HOW LONG DO I HAVE TO DECIDE TO TENDER MY SHARES?

     You may tender your shares until the Offer expires. The Offer is set to expire on May 14, 2004 at 2:00 p.m., Pacific Standard Time, unless extended by us (the "Expiration Date"). See Sections 3 and 15.

DO ODD LOT HOLDERS RECEIVE PREFERENTIAL TREATMENT IN THE TENDER OFFER?

     All shares validly tendered and not withdrawn on or prior to the expiration date by or on behalf of any shareholder who beneficially owns, as of the expiration date, a total of less than 100 shares, will be accepted for purchase before proration, if any, of other tendered shares. Partial tenders will not qualify for this preference, and it is not available to beneficial holders of 100 or more shares, even if the holders have separate stock certificates for fewer than 100 shares. By accepting this offer, a shareholder beneficially owning fewer than 100 shares may avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of such shares in a transaction effected on a securities exchange. Any shareholder wishing to tender all of his or her shares pursuant to this section should complete the box captioned "Odd Lots" on the letter of transmittal. See Section 1.

IF I DECIDE NOT TO TENDER, HOW DOES THE OFFER AFFECT MY SHARES?

     There will be fewer shares outstanding after the Offer. Because there will be fewer shares outstanding, you will own a larger percentage of our outstanding shares and in our future earnings and assets. Our purchase of shares in the offer will reduce the number of outstanding shares and shares available for trading in the securities markets. In addition, once the offer is completed, there is no assurance that the stock price will not decrease to pre-offer levels or below, although we may continue to purchase shares at then current prices in accordance with federal and state securities laws. Our purchase of shares could result in lower stock prices or reduced liquidity in the trading market for common stock in the future. The market for shares of the Company is currently illiquid and may become more illiquid after the repurchase.

TO WHOM CAN I TALK IF I HAVE QUESTIONS?

     Shareholders who have questions or need assistance may contact Mel Switzer, Jr., President of Sonoma Valley Bancorp, at the following address and telephone numbers: 202 W. Napa Street, Sonoma, California 95476, (707) 935-3200. If the shares you own are held by a broker, your broker should be able to assist you to with the procedure to tender your shares.

TERMS OF THE TRANSACTION

Odd Lots.

     The term "Odd Lot" means all shares tendered by any person (an "Odd Lot Holder") who owned beneficially or of record a total of fewer than 100 shares and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. Odd Lot Holders who tender all of their shares will be accepted for payment before any proration of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares. By tendering in the Offer, an Odd Lot Holder holding shares in its name and tendering his, her or its shares directly to the Depository may avoid the payment of brokerage commissions and any additional odd lot discounts in a sale of the Odd Lot Holder's shares. Any Odd Lot Holder wishing to tender all of his, her or its shares in the Offer must complete the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery. Odd Lot Holders who do not complete the form(s) will not receive this preference.

Purpose of the Offer.

     It is our long-term goal to increase shareholder value. Our Board of Directors believes that one method of increasing shareholder value is through the repurchase of our shares of common stock. In recognition of this, in April 1999, we began a program to repurchase shares of our common stock, when our Board of Directors approved the repurchase of 30,000 shares. Additionally, in January 2001, the Board of Directors approved the repurchase of our common stock and stock options up to the aggregate purchase price of $1 million, and in August 2002, they approved the repurchase of shares and stock options up to the aggregate purchase price of $1 million. However, due to the limited trading volume in our common stock, we have only purchased approximately 111,000 shares through February 29, 2004. In an effort to increase the number of shares acquired, we initiated this Offer and have sufficient funds available to consummate the offer and pay related expenses. See Section 10.

     Our offer is for $35.00 per share. In determining the purchase price, we considered certain factors, including, but not limited to the historical trading price of our common stock, the sales volume for our common stock, the anticipated effect of the tender offer on our earnings per share and return on equity and discussions with our investment banker. In light of our common stock trading price, we believe that the Offer is beneficial to us and our shareholders because the reduction in the number of our shares outstanding should result in an increase of our earnings per share and return on equity.

     The Offer will also allow those shareholders who initially acquired their shares in Sonoma Valley Bank (the "Bank") in 1988 and Napa Valley Bank in 1992 the ability to sell their shares without brokerage commission and related transaction costs. Shareholders who hold their shares through a broker, however, may be changed a fee by their broker to tender their shares. The Bank initially conducted a community bank offering in 1988. The primary shareholders were residents of Sonoma, California and its surrounding area. In 2000, the Bank formed the holding company, Sonoma Valley Bancorp. Although our shares have been quoted on the OTC Bulletin Board since 1995, there has not been a significant active market in our shares. This Offer will provide a method for those shareholders who wish to sell a substantial proportion of their shares at a fixed price and in a manner that does not result in the sales price to be adversely affected as a result of a large number of shares that would otherwise have to be offered for sale on the OTC Bulletin Board or in a private transaction.

     We believe that the tender offer represents a mechanism to provide all shareholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of our capital if they so elect. This format of repurchase also provides a method for shareholders not participating to increase at no additional cost their relative percentage interest in us and our future operations. As a result, our Board of Directors believe that investing in our own shares in this manner is an attractive use of capital and efficient means to provide value to all of our shareholders.

     Our Offer provides shareholders who are considering a sale of their shares with the opportunity to sell their shares at $35.00 per share. This represents approximately a $0.75 premium over the $34.25 per share which was the closing price for a share of common stock as of April 5, 2004, the last trading day prior to our announcement of the Offer.

Certain Effects of the Offer.

     Upon the completion of the Offer, non-tendering shareholders will own a greater percentage interest in us. The relative percentage beneficial ownership held by our Directors and Executive Officers may also increase.

     As of December 31, 2003, the book value per share of our common stock was $14.73. Assuming that the 100,000 shares sought to be purchased by us had been acquired on such date at the price of $35.00 per share, the adjusted book value per share as of that date would have been $13.24.

     Non-tendering shareholders will realize a proportionate increase in their relative ownership interest in us and thus in our future earnings and assets, subject to our right to issue additional shares of common stock and other equity securities in the future. Shareholders may be able to sell non-tendered shares in the future on the OTC Bulletin Board or otherwise. We can give no assurance, however, as to the price at which a shareholder may be able to sell his or her shares in the future, which may be higher or lower than the purchase price we pay in this Offer.

     Shares we acquire pursuant to our Offer will be canceled and returned to the status of authorized but unissued stock, and will be available for us to issue without further shareholder action, except as required by applicable law or any securities exchange on which the shares are then listed, for any purpose including, without limitation, the acquisition of other businesses, the raising of additional capital for use in our business and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors. We have no current plans for issuance of the shares that are expected to be purchased through our Offer.

     On February 19, 2004, the Board of Directors declared a $0.25 cent per share cash dividend. The cash dividend was payable to shareholders of record as of March 1, 2004 and paid on March 15, 2004. The Board of Directors is currently reviewing its strategic plan to utilize its capital assets in order to enhance shareholder value. One of the initiatives includes review of the declaration of future cash dividends. No plan has yet been finalized.

     We currently have no plans, proposals or negotiations underway that relate to or would result in:

     o Any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

     o Any purchase, sale or transfer of an amount of our assets or any of our subsidiaries' assets which is material to us and our subsidiaries, taken as a whole;

     o Any material change in our capitalization, corporate structure or business;

     o Any material change in our present Board of Directors or management or any plans or proposals to change the number or the terms of Directors (although we may fill vacancies arising on the Board or expand the Board) or to change any material term of the employment agreement of any Executive Officer (although we may enter into employment agreements with our Executive Officers);

     o    Any material change in our corporate structure or business;

     o Any class of our equity securities ceasing to be authorized to be quoted on the OTC Bulletin Board;

     o Any class of our equity securities becoming eligible for termination of registration under Section 12(g) of the Exchange Act;

     o The suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

     o The acquisition by any person of additional securities of ours or the disposition of our securities; or

     o Any change in our articles of incorporation, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

     Notwithstanding the foregoing, we consider from time to time and may in the future consider opportunities to take such actions.

     THE BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO

TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S SHARES AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. SHAREHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

     Following completion of the Offer, we and the Bank will continue to have strong capital positions. The Bank will continue to qualify as a "well capitalized" financial institution under the prompt corrective action program enacted by the Federal Deposit Insurance Corporation Improvement Act of 1991.

Retirement of Repurchased Shares.

     Upon payment of the purchase price the tendered share will no longer be outstanding and will not be entitled to vote for any matters after that date. Shareholders will be able to exercise all your rights respect to the shares tendered by you prior to the payment of the purchase price, including any dividend, distributions, voting rights or other rights of shareholders of record of a date prior to the date of payment.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.

     All questions as to the number of shares to be accepted, the form of documents and the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders we determine not to be in proper form or the acceptance of or payment for which may be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any particular shares. No tender of shares will be deemed to be validly made until all defects and irregularities have been cured or waived. Neither we nor any other person is or will be obligated to give notice of any defects or irregularities in tenders, and neither, we nor any other person will incur any liability for failure to give such notice. Should the Company wave any condition or defect, the condition or defect will be waived for all shareholders.

     4. WITHDRAWAL RIGHTS

     Except as otherwise provided in this Section 4, the tender of shares pursuant to the Offer is irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, unless accepted for payment by us. For a withdrawal to be effective, the Depository must receive in a timely manner (at the address set forth on the last page of this Offer) a written or facsimile transmission notice of withdrawal. Such notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such shares. If the certificates have been delivered or otherwise identified to the Depository, then, prior to the release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing the shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of shares tendered by an Eligible Institution). All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. Neither we nor any other person is or will be obligated to give notice of any defects or irregularities in any notice of withdrawal, and neither we nor any other person will incur any liability for failure to give such notice. Any shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn shares may, however, be retendered by the Expiration Date by again following any of the procedures described in Section 3.

     If we extend the Offer, are delayed in our purchase of shares or are unable to purchase the shares pursuant to the Offer for any reason, then without prejudice to our rights under the Offer, we may, subject to applicable law, retain all tendered shares, and the shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4.

     Shareholders may withdraw their shares, if not yet accepted for payment, after the expiration of forty business days from the commencement of the issuer tender offer.

7.   CERTAIN CONDITIONS OF THE OFFER.

     Notwithstanding any other provision of the Offer, we shall not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, the purchase of and the payment for, shares tendered, subject to Rule 13e-4(f) under the Exchange Act (see Section 15) if, in our reasonable judgment, at any time on or after April 6, 2004 and at or before the time of purchase of any such shares (for conditions listed under subsection a) or at or before the expiration date
(for conditions listed under subsection b-e), any of the following events that are not within our direct or indirect control shall have occurred (or shall have been determined by us to have occurred) which, regardless of the circumstances (including any action or omission to act by us), makes it inadvisable to proceed with the Offer or with such purchase or payment:

     (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which: (i) challenges the making of the Offer, the acquisition of shares pursuant to the Offer or otherwise relates in any manner to the Offer or (ii) in our sole judgment, would materially adversely affect our business, condition (financial or other), income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of our business or materially impair the Offer's contemplated benefits to include that such repurchase is contemplated to be accretive to our earnings per share;

     (b) there shall have been any action threatened or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us, by any court or any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in our sole judgment, would directly or indirectly:
(i) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the Offer, (ii) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares, (iii) materially impair the contemplated benefits of the Offer or (iv) materially affect our business, condition (financial or other), income, operations or prospects, taken as a whole, or otherwise materially impair in any way our contemplated future conduct of the business;

     (c) there shall have occurred: (i) the declaration of any banking moratorium or suspension of payments in respect of banks in the United States,
(ii) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market, (iii) the commencement or escalation of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in our sole judgment, might affect, the extension of credit by banks or other lending institutions in the United States, (v) any significant decrease in the market price of the shares below $31.00 per share or in the general level of market prices of equity securities in the United States or abroad or any change in the general political, market, economic or financial conditions in the United States or abroad that would have a material adverse effect on our business, operations or prospects or the trading in the shares or that, in our sole judgment, makes it inadvisable to proceed with the Offer or
(vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in our sole judgment, a material acceleration or worsening thereof;

     (d) a tender or exchange offer for any or all of the shares (other than the Offer), or any merger, business combination or other similar transaction with or involving us, shall have been proposed, announced or made by any entity or person; or

     (e) any entity or person shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares (other than any such entity or person which has acquired beneficial ownership of more than 5% of the outstanding shares prior to April 6, 2004).

     The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition (including any action or inaction by us) or may be waived by us in whole or in part. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right, which may be asserted at any time and from time to time. If we waive any material condition described above, we will extend the Expiration Date for at least five business days. Any determination by us concerning the events described in this Section 7 shall be final and shall be binding on all parties.

11. INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

     As of March 15, 2004, we had 1,484,823 shares of our common stock outstanding. In addition, we had reserved an additional 328,494 shares for issuance upon exercise of outstanding stock options. The 100,000 shares that we are offering to purchase represent approximately 6.7% of our outstanding shares. As of March 15, 2004, our Directors and Executive Officers and of the Bank as a group (13 persons) beneficially owned an aggregate of 695,567 shares (including 278,884 shares that may be acquired upon currently exercisable options of the total outstanding shares, assuming the exercise by such persons of their currently exercisable options). The exercise prices of these options range from $8.19 to $31.06 per share. We have been advised that some of our Directors or Executive Officers may tender their shares pursuant to the Offer.

     Assuming we purchase 100,000 shares, pursuant to the Offer, and that none of our Directors or Executive Officers tender any of their shares pursuant to the Offer, after the Offer, our Directors and Executive Officers as a group would beneficially own approximately 41.8% of the total outstanding shares.

     The following table sets forth the number of our shares beneficially owned by our Directors and Executive Officers.


                                                              Common Stock Amount
Name, Principal                                                  and Nature of
Occupation and Address                Relationship           Beneficial Ownership      Percent of
                                                                                        Class(1)

Suzanne Brangham                 Director and Secretary          26,574 (2)               1.76%


Dale T. Downing                         Director                 77,873 (3)(8)            5.17%

Frederick H. Harland                    Director                 13,007 (4)(9)              *

Robert B. Hitchcock                     Director                 85,219 (3)(10)           5.66%

Gerald J. Marino                        Director                 72,002 (2)               4.77%

Gary D. Nelson                          Director                 73,068 (5)(11)           4.91%

Robert J. Nicholas                      Chairman                 80,732 (4)               5.40%

Angelo C. Sangiacomo                    Director                 28,892 (2)(12)           1.91%

J. R. Stone                             Director                 63,801 (2)(13)           4.23%

                                       9


Mel Switzer, Jr.                    President, Chief
                                 Executive Officer and           80,275 (6)(14)           5.18%
                                      Director

Harry W. Weise                          Director                 58,148 (3)               3.86%

Mary Quade Dieter                    Executive Vice              32,938 (7)               2.18%
                                    President, Chief
                                 Operating Officer and
                                Chief Financial Officer

Sean Cutting                     Senior Vice President            3,038 (15)                 *
                                   and Chief Lending
                                        Officer

Directors and Executive
Officers as a Group (13                                         695,567 (16)             39.44%
persons including the above)


*  Less than 1% of outstanding shares of common stock.

(1) Percentages are based on a total of 1,484,823 shares outstanding as of March 15, 2004.
(2)     Includes 24,709 shares subject to options exercisable within 60 days.
(3)     Includes 21,620 shares subject to options exercisable within 60 days.
(4)     Includes 9,266 shares subject to options exercisable within 60 days.
(5)     Includes 3,089 shares subject to options exercisable within 60 days.
(6)     Includes 63,511 shares subject to options exercisable within 60 days.
(7)     Includes 27,058 shares subject to options exercisable within 60 days.
(8)     Includes 7,944 shares held by wife in an IRA account.
(9) Includes 403 shares held by wife and 487 shares held by wife in an IRA account.
(10)    Includes 7,280 shares held by wife in an IRA account.
(11) Includes 178 shares held in a Trust Account of which his wife is a Trustee & 21 shares held by son.
(12) Includes 1,305 shares held by wife as a custodian of Uniform Transfer to Minors Act.
(13)    Includes 12,754 shares held by wife in an IRA account.
(14)    Includes 1,438 shares held by wife in an IRA account
(15)    Includes 3,000 shares subject to options exercisable within 60 days.
(16) Includes a total of 278,884 shares subject to options exercisable within 60 days.

     Based upon our records, and upon information provided to us by our Directors and Executive Officers and affiliates, to the best of our knowledge, none of our Directors or Executive Officers, had effected any transactions involving the shares during the 60 days prior to the date hereof.

     Except for the outstanding options to purchase shares granted to our directors and executive officers pursuant to the Sonoma Valley Bancorp 2002 Equity Incentive Plan and Sonoma Valley Bancorp 1996 Stock Option Plan, and as otherwise set forth in this Offer, neither we nor, to the best of our knowledge,

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any of our  affiliates,  Executive  Officers  or  Directors,  is a party  to any contract,  arrangement,  understanding  or  relationship  with any other  person relating,  directly  or  indirectly,  to the Offer  with  respect  to any of our
securities   (including,   but  not  limited  to,  any  contract,   arrangement,
understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

14.  MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.

     The following summary is a general discussion of the material United States federal income tax consequences of the Offer. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly retroactively. No ruling as to any matter discussed in this summary has been requested or received from the IRS.

     This discussion addresses only shareholders who hold shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") and does not address all of the tax consequences that may be relevant to shareholders in light of their particular circumstances or to certain types of shareholders subject to special treatment under the Code, including, without limitation, certain financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, foreign persons, employee benefit plans, personal holding companies, persons who hold shares as a position in a "straddle" or as a part of a "hedging," "conversion" or "constructive sale" transaction for United States federal income tax purposes, or persons who received their shares through the exercise of employee stock options or otherwise as compensation. In addition, this discussion applies only to a shareholder that is:

     o    a citizen or resident of the United States;

     o a corporation, partnership or other entity created or organized in the United States or under the laws of the United States, any state or of any political subdivision thereof;

     o an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

     o a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all of its substantial decisions.

     This summary also does not address the state, local or foreign tax consequences of participating in our Offer.

     HOLDERS OF SHARES WHO ARE NOT UNITED STATES HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES AND ANY APPLICABLE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF OUR OFFER. SHAREHOLDERS


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

ARE URGED TO CONSULT AND RELY ON THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF PARTICIPATING OR NOT PARTICIPATING IN OUR OFFER.

     A sale of shares pursuant to the Offer will constitute a "redemption" under the Code and will be a taxable transaction for United States federal income tax purposes. If the redemption qualifies as a sale of shares by a shareholder under
Section 302 of the Code, the shareholder will recognize gain or loss equal to the difference between (i) the cash received pursuant to the Offer and (ii) the shareholder's tax basis in the shares surrendered pursuant to the Offer. If the redemption does not qualify as a sale of shares under Section 302, the shareholder will not be treated as having sold shares but will be treated as having received a dividend taxable as ordinary income in an amount equal to the cash received pursuant to the Offer. As described below, whether a redemption qualifies for sale treatment will depend largely on the total number of the shareholder's shares (including any shares constructively owned by the shareholder) that are purchased. A shareholder desiring to obtain sale treatment therefore may want to make a conditional tender, as described in Section 6, to make sure that a minimum number of his or her shares (if any) are purchased.

Treatment as a Sale or Exchange.

     Under Section 302 of the Code, a transfer of shares to us pursuant to the Offer will, as a general rule, be treated as a sale or exchange of the shares (rather than as a corporate distribution) if the receipt of cash upon the sale
(a) is "substantially disproportionate" with respect to the shareholder, (b) results in a "complete termination" of the shareholder's interest in us or (c) is "not essentially equivalent to a dividend" with respect to the shareholder. These tests (the "Section 302 tests") are explained more fully below.

     If any of the Section 302 tests is satisfied, a tendering shareholder will recognize capital gain or loss equal to the difference between the amount of cash received by the shareholder pursuant to the Offer and the shareholder's basis in the shares sold pursuant to the Offer. If the shares have been held for more than one year, the gain or loss will be long-term capital gain or loss. Net long-term capital gain from the sale of shares held for more than one year is taxed at not more than 15% for Federal purposes.

Constructive Ownership of Stock.

     In determining whether any of the Section 302 tests are satisfied, a shareholder must take into account not only shares actually owned by the shareholder, but also shares that are constructively owned pursuant to Section 318 of the Code. Under Section 318, a shareholder may constructively own, in addition to shares owned directly, shares of certain related individuals and entities in which the shareholder has an interest, or, in the case of shareholders that are entities, by certain individuals or entities that have an interest in the shareholder, as well as any shares the shareholder has a right to acquire by exercise of an option or by the conversion or exchange of a security, such as the convertible securities. With respect to option and convertible security attribution, the IRS takes the position that such shares are not to be considered outstanding for purposes of applying the Section 302

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

tests to other shareholders; however, there are both contrary and supporting judicial decisions with respect to this issue.

The Section 302 Tests.

     One of the following tests must be satisfied in order for the exchange of shares pursuant to the Offer to be treated as a sale rather than as a dividend distribution.

     (a) Substantially Disproportionate Test. The receipt of cash by a shareholder will be substantially disproportionate with respect to the shareholder if the percentage of the outstanding shares actually and constructively owned by the shareholder immediately following the exchange of shares pursuant to the Offer (treating shares exchanged pursuant to the Offer as not outstanding) is less than 80% of the percentage of the outstanding shares actually and constructively owned by the shareholder immediately before the exchange (treating shares exchanged pursuant to the Offer as outstanding).

     (b) Complete Termination Test. The receipt of cash by a shareholder will be a complete termination of the shareholder's interest if either (i) all of the shares actually and constructively owned by the shareholder are sold pursuant to the Offer or (ii) all of the shares actually owned by the shareholder are sold pursuant to the Offer and the shareholder is eligible to waive, and effectively waives, the attribution of shares constructively owned by the shareholder in accordance with the procedures described in Section 302(c)(2) of the Code. Shareholders considering making such an election should do so in consultation with their own tax advisors.

     (c) Not Essentially Equivalent to a Dividend Test. The receipt of cash by a shareholder will not be essentially equivalent to a dividend if the shareholder's exchange of shares pursuant to the Offer results in a "meaningful reduction" of the shareholder's proportionate interest in us. Whether the receipt of cash by a shareholder will result in a meaningful reduction of the shareholder's proportionate interest will depend on the shareholder's particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation, who exercises no control over corporate affairs, may constitute such a "meaningful reduction." Shareholders expecting to rely upon the "not essentially equivalent to a dividend" test should consult their own tax advisors as to its application in their particular situation. In particular, depending on the total number of shares purchased pursuant to the tender offer, it is possible that a tendering shareholder's percentage interest in us (including any interest attributable to shares constructively owned by the shareholder as a result of the ownership of options) could increase even though the total number of shares held by such shareholder decreases.

     Shareholders should be aware that their ability to satisfy any of the foregoing tests also may be affected by proration pursuant to the Offer. Therefore, unless a shareholder makes a conditional tender, the shareholder (other than an Odd Lot Holder who tenders all of his or her shares) can be given no assurance, even if the shareholder tenders all of the shareholder's shares, that we will purchase a sufficient number of such shares to permit the shareholder to satisfy any of the foregoing tests. Shareholders also should be aware that an acquisition or disposition of shares in the market or otherwise as part of a plan that includes the shareholder's tender of shares pursuant to the


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

Offer might be taken into account in determining whether any of the foregoing tests is satisfied. Shareholders are urged to consult their own tax advisors with regard to whether acquisitions from or sales to third parties, including market sales, and a tender may be so integrated.

     If any of the foregoing three tests is satisfied, the shareholder will recognize gain or loss equal to the difference between the amount of cash received pursuant to the offer and the shareholder's tax basis in the shares sold. Such gain or loss must be determined separately for each block of shares sold (i.e., shares that were acquired in a single transaction). Therefore, a tendering shareholder may wish to calculate the various basis and holding periods of its shares, if such characteristics are not uniform, into account in determining which shares to tender. Capital gain or loss generally will be long-term capital gain or loss if, at the time we accept the shares for payment, the shareholder held the shares for more than one year. Net capital gains of individuals, estates and trusts generally are subject to a maximum federal income tax rate of 15%. Capital gains of corporations generally are taxed at the federal income tax rates applicable to corporate ordinary income.

Treatment as a Dividend.

     If none of the Section 302 tests are satisfied and, as anticipated (although there can be no assurances), we have sufficient earnings and profits, a tendering shareholder will be treated as having received a dividend includible in gross income in an amount equal to the entire amount of cash received by the shareholder pursuant to the Offer. Dividend income of individuals, estates and trusts generally is subject to federal income tax at a maximum rate of 15%. Dividend income of corporations, subject to the provisions discussed below, generally is subject to federal income tax at a maximum rate of 35%. This amount will not be reduced by the shareholder's basis in the shares exchanged pursuant to the Offer, and (except as described below for corporate shareholders eligible for the dividends-received deduction) the shareholder's basis in those shares will be added to the shareholder's basis in his remaining shares. No assurance can be given that any of the Section 302 tests will be satisfied as to any particular shareholder, and thus no assurance can be given that any particular shareholder will not be treated as having received a dividend taxable as ordinary income. Any cash received for shares pursuant to the Offer in excess of our earnings and profits will be treated, first, as a non-taxable return of capital to the extent of the shareholder's basis for such shareholder's shares, and, thereafter, as a capital gain to the extent it exceeds such basis.

Special Rules for Corporate Shareholders.

     To the extent that the exchange of shares by a corporate shareholder is treated as a dividend, the shareholder generally will be entitled to a dividends-received deduction equal to 70% of the dividend, subject to applicable limitations, including those relating to "debt-financed portfolio stock" and to holding period requirements with respect to the tendered shares. Also, since it is expected that purchases pursuant to the Offer will not be pro rata as to all shareholders, any amount treated as a dividend to a corporate shareholder generally is expected to constitute an "extraordinary dividend" subject to the provisions of Section 1059 of the Code. In that case, the corporate shareholder's tax basis in its remaining shares (for purposes of determining gain or loss on a future disposition) generally will be reduced (but not below


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

zero) by the amount of any "extraordinary dividend" not taxed because of the dividends-received deduction. Any amount of the "extraordinary dividend" not taxed because of the dividends-received deduction in excess of the corporate shareholder's tax basis for the remaining shares generally will be taxable as gain on the sale of shares. Corporate shareholders should consult their tax advisors as to the availability of the dividends-received deduction and the application of Section 1059 of the Code.

Backup Withholding.

     See Section 3 concerning the potential application of backup United States federal income tax withholding.

Shareholders Who Do Not Receive Cash Under Our Offer.

     Shareholders whose shares are not purchased by us under our Offer will not incur any tax liability as a result of the completion of our Offer.

     THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. THE TAX CONSEQUENCES OF A SALE PURSUANT TO THIS OFFER MAY VARY DEPENDING UPON, AMONG OTHER THINGS, THE PARTICULAR CIRCUMSTANCES OF THE
TENDERING SHAREHOLDER. NO INFORMATION IS PROVIDED HEREIN REGARDING THE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF THE TRANSACTION CONTEMPLATED BY THIS OFFER. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF TENDERING SHARES PURSUANT TO THIS OFFER AND THE EFFECT OF THE STOCK OWNERSHIP ATTRIBUTION RULES DESCRIBED ABOVE.

Incorporation by Reference.

     The rules of the SEC allow us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. These documents contain important information about us.

     We are incorporating by reference the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

     You can obtain any of the documents incorporated by reference in this document from us or from the SEC's web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents. You can obtain documents incorporated by reference in this Offer by requesting them in writing or by telephone from us at 202 W. Napa Street, Sonoma, California 95476, telephone number is (707) 935-3200. Please be sure to include your complete name and address in your

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

request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within a reasonable time after we receive your request.


                                    SONOMA VALLEY BANCORP

                                    April 22, 2004
















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